Exhibit 99.1
-FOR IMMEDIATE RELEASE-
ELRON ISSUES PROXY IN CONNECTION WITH ANNUAL GENERAL
MEETING ON DECEMBER 24, 2008
Tel Aviv, Israel – November 23, 2008- Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that further to its announcement on November 16, 2008, it has issued the proxy materials in connection with its Annual General Meeting of Shareholders to be held at 3.00 pm, Israel time, on December 24, 2008, at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel Aviv, Israel.
The detailed notice and proxy statement to the shareholders shall be mailed on or about November 24, 2008 and will also be made available at no charge on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov and on the Israel Securities Authority’s website at http://www.magna.isa.gov.il.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net
(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to various risks and uncertainties, including among others the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider)